UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Thorne HealthTech, Inc.

(Name of Subject Company (Issuer))

Healthspan Merger Sub, Inc.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

Healthspan Buyer, LLC

(Name of Filing Person (Parent of Offeror))

Healthspan Intermediate, LLC

Healthspan Topco, LLC

Healthspan Holdings, LP

Healthspan GP, LLC

LC10 Management, LLC

(Names of Filing Persons (Other))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

885260 109

(CUSIP Number of Class of Securities)

Marc Magliacano

Healthspan Merger Sub, Inc.

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, Connecticut 06830

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua Kogan, P.C.

Marshall Shaffer, P.C.

Ross Leff, P.C.

Zoey Hitzert

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by Healthspan Merger Sub, Inc., a Delaware Corporation (“Purchaser”) and a wholly-owned subsidiary of Healthspan Buyer, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Thorne HealthTech, Inc., a Delaware corporation (“Thorne” or the “Company”), at a price of $10.20 per Share, net to the seller in cash without interest and less any required withholding taxes and any Dividend Adjustments (as defined in the Offer to Purchase), upon the terms and conditions set forth in the offer to purchase dated September 14, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase (including Schedule I thereto) is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Thorne HealthTech, Inc., a Delaware corporation. The Company’s principal executive offices are located at 152 W. 57th Street, New York, NY 10019. The Company’s telephone number is (929) 251-6321.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $10.20 per Share, net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer. The Company has advised Parent and Purchaser that, as of September 11, 2023, there were (i) 54,036,771 Shares issued and outstanding, (ii) 9,101,236 Shares issuable upon the exercise of outstanding stock options, (iii) 6,355,070 Shares underlying outstanding restricted stock units and (iv) 3,098,535 Shares underlying outstanding warrants.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Healthspan Merger Sub, Inc., a Delaware corporation, Healthspan Buyer, LLC, a Delaware limited liability company, Healthspan Intermediate, LLC, a Delaware limited liability company, Healthspan Topco, LLC, a Delaware limited liability company, Healthspan Holdings, LP, a Delaware limited partnership, Healthspan GP, LLC, a Delaware limited liability company, and LC10 Management, LLC, a

Delaware limited liability company. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and Certain Related Parties”) and Schedule I attached to the Offer to Purchase

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and Certain Related Parties”) and Schedule I attached to the Offer to Purchase

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Thorne”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Thorne”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Thorne”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Thorne”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Thorne”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Thorne”)

•	THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

•	THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Thorne”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent, Purchaser and Certain Related Parties”) and Schedule I attached to the Offer to Purchase

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Thorne”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Thorne”)

•	THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Thorne”)

•	THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

•	THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Thorne”)

•	THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

•	THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

•	THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 14, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published on September 14, 2023 in The New York Times.

(a)(1)(G)	Press Release issued by Thorne HealthTech, Inc. on August 28, 2023 (incorporated by reference to Exhibit 99.1 to Thorne HealthTech, Inc.’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on August 28, 2023).

(d)(1) **	Agreement and Plan of Merger, dated as of August 27, 2023, by and among Healthspan Buyer, LLC, Healthspan Merger Sub, Inc. and Thorne HealthTech, Inc. (incorporated by reference to Exhibit 2.1 to Thorne HealthTech, Inc.’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on August 28, 2023).

(d)(2)*	Confidentiality Agreement, dated June 6, 2023, by and between L Catterton Management Limited and Thorne HealthTech, Inc.

(d)(3)*	Exclusivity Agreement, dated August 17, 2023, by and between Catterton Management Company, L.L.C. and Thorne HealthTech, Inc.

(d)(4)*	Equity Commitment Letter, dated August 27, 2023, by and among L Catterton X, L.P., L Catterton X Offshore, L.P. and Healthspan Buyer, LLC.

(d)(5)*	Limited Guaranty, dated as of August 27, 2023, by and among L Catterton X, L.P., L Catterton X Offshore, L.P. and Thorne HealthTech, Inc.

Exhibit No.	Description

(d)(6)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Thorne HealthTech, Inc.’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on August 28, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.
**

Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Thorne hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the U.S. Securities and Exchange Commission.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2023

HEALTHSPAN MERGER SUB, INC.

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN BUYER, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN INTERMEDIATE, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Its:	President and Secretary

HEALTHSPAN TOPCO, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN HOLDINGS, LP

By:	Healthspan GP, LLC
Its:	General Partner

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

HEALTHSPAN GP, LLC

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Secretary

LC10 MANAGEMENT, LLC

By:	/s/ Daniel Reid
Name:	Daniel Reid
Title:	Secretary